EXHIBIT 99.9
January 18, 2008 CNN IBN Media Interview on the Financial Performance of Wipro Limited for the Quarter ended December 31, 2007
Interviewee:
Suresh Senapaty Executive Vice President, Finance & CFO
Anchor: Good Morning Mr. Senapaty. Thanks for joining us. The guidance that’s given out for a global IT revenues, the market was expecting about 6% to 7% growth. You’ve come in with about $955 million which is a growth of about 4.5%..
Suresh Senapaty: Right, it would be important to look at analysis of the last quarter. The growth coming from the financial services , retail, manufacturing verticals did well and on the tech business we had a 7.7% sequential growth which is an up tick vis-à-vis the earlier quarters.
If you look at the practices BPO has done more than 9% sequential growth. Testing Services and Enterprise Application Services grew well. Good wins, five big contracts, two in India and about three of them, one in the US and two in the Europe, very big ones in the BPO space, in the enterprise application area and in the total outsourcing area. I think these are some of the transformations and the pipeline continues to be look good.
From profitability perspective apart from the acquisition piece I think we have been able to maintain or expand the margin marginally. And this was maintained despite the fact than on foreign exchange who had 80-basis points adverse impact. We were able to make sure that margin was sustained.
Going forward a 5% sequential growth and $955 million is a very decent. We see growth coming from again financial services. Retail and BPO will continue to deliver. BPO I think Enterprise Applications Services will be a good growth driver for us as well. Some deals are in the pipeline. We hope to close them in the next 90 days to 180 days. Overall the outlook looks very positive.
Anchor: Mr. Senapaty, tell us more about the deals you are expected to close in the coming months... How many or what are the average sizes of the orders that you are gunning for at this point in time and how many more clients are you targeting from the upper bracket that’s the $100 million deal size?
Suresh Senapaty: If you look at the deal sizes announced in the past, some are as large as $0.5 billion. I will not put a particular number but they are large, multi year contracts and in space of telecom, retail, manufacturing and across geographies like India, Middle East, US and Europe. I think the pipeline looks very good.
Anchor : What about the management of the rupee and the margins they have seen a slippage of about 100 bps. What is the ultimate that you can offer in terms of managing the currency at this point in time to kind of hedge your business against potential losses?

Suresh Senapaty: Let me clarify while we dropped about 1% in Q3 versus Q2 1.1% of that was because of the acquisition which was planned for. So which means net without the acquisition it is a 10-basis points expansion and no margin drop. Despite that we had a hit of 80-basis points on account of foreign exchange. As of Q3 end, I think we are fairly decently placed in terms of foreign exchange.
We have a cover of about $2.45 billion in terms of gross and about $2.11 billion outside of what we can ascribe to the debtors and other exposures we have on the balance sheet. Plus the mark-to-market benefit of about Rs. 114 crores which has been lying in the balance sheet and we have not taken into the P&L account.
From this perspective going forward our objective is to make sure that we carry less risk on the long-term contracts. So far as four to six quarters are concerned try to cover as much as possible to reduce the uncertainty of the foreign exchange fluctuation. Our approach is rupee would appreciate for sure because Indian economy will do better compared to the developed economies. But it would not appreciate the way it has in the past nine months. So we would say 2% to 3% appreciation is a fair and the business model should take care of that to ensure margins are protected.
Anchor: Mr. Senapaty Thanks so much for joining us on this show.